# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scorpius Holdings, Inc., CIK 0001476963
CUSIP: 42237K508
Title of class of securities: Common Stock, par value $0.0002 per share
Address of issuer's principal executive offices: 627 Davis Drive, Suite 300, Morrisville, North Carolina (NC), 27560
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 555,566; sole dispositive power 0; shared dispositive power 555,566; aggregate amount beneficially owned 555,566 (4.9% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 2 to Statement on Schedule 13G (this ''Amendment No. 2''), such shares and percentage are based on 11,102,712 outstanding shares of common stock, par value $0.0002 per share, of the issuer (the ''Common Stock''), based on the disclosure contained in the issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on April 30, 2025 (the ''Form 10-K''). Beneficial ownership consists of 524,679 shares of Common Stock held directly by the reporting person and an aggregate of 30,887 shares of Common Stock issuable in any combination upon (i) exercise of certain common stock purchase warrants (the ''Warrants'') held directly by the reporting person, which exercises are subject to a 4.99% beneficial ownership limitation provision (''Blocker'') and (ii) conversion of a senior secured convertible note in the principal aggregate amount of approximately $11.4 million (the ''Note'') held directly by the reporting person, which conversions are subject to a Blocker.
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 555,566; sole dispositive power 0; shared dispositive power 555,566; aggregate amount beneficially owned 555,566 (4.9% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 2, such shares and percentage are based on 11,102,712 shares of Common Stock outstanding, based on the disclosure contained in the Form 10-K. Beneficial ownership consists of 524,679 shares of Common Stock held indirectly by the reporting person and an aggregate of 30,887 shares of Common Stock issuable in any combination upon (i) exercise of the Warrants held indirectly by the reporting person, which exercises are subject to a Blocker and (ii) conversion of the Note held indirectly by the reporting person, which conversions are subject to a Blocker.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 555,566; sole dispositive power 0; shared dispositive power 555,566; aggregate amount beneficially owned 555,566 (4.9% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 2, such shares and percentage are based on 11,102,712 shares of Common Stock outstanding, based on the disclosure contained in the Form 10-K. Beneficial ownership consists of 524,679 shares of Common Stock held indirectly by the reporting person and an aggregate of 30,887 shares of Common Stock issuable in any combination upon (i) exercise of the Warrants held indirectly by the reporting person, which exercises are subject to a Blocker and (ii) conversion of the Note held indirectly by the reporting person, which conversions are subject to a Blocker.

## Item 1. Issuer
Name of issuer: Scorpius Holdings, Inc.
Address of issuer's principal executive offices: 627 Davis Drive, Suite 300, Morrisville, NC, 27560

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and

(iii) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the SEC on September 26, 2024 (the "Schedule 13G"), as amended by Amendment No. 1 to the Schedule 13G, filed by the Reporting Persons with the SEC on February 11, 2025 ("Amendment No. 1" and, together with Amendment No. 2, the "Amendments"), pursuant to which the Reporting Persons have agreed to file this Amendment No. 2 and all subsequent amendments to the Schedule 13G and the Amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 2 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 2 is to amend and supplement the Schedule 13G and Amendment No. 1 in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G and Amendment No. 1, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, and to amend Item 5 of the Schedule 13G and Amendment No. 1 accordingly. This Amendment No. 2 constitutes an exit filing for each of the Reporting Persons.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 2 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on 11,102,712 shares of Common Stock outstanding, based on the disclosure contained in the Form 10-K.

3i holds (i) 524,679 shares of Common Stock, (ii) Warrants exercisable for up to 12,566,667 shares of Common Stock, which exercises are subject to a Blocker, and (iii) the Note, which conversions are subject to a Blocker. Due to the interaction between the Blockers in the Warrants and the Note, 3i may exercise the Warrants and/or convert the Notes into, in any combination, an aggregate of 30,887 shares of Common Stock, as a result of the triggering of the applicable Blockers, each of which prohibits 3i from exercising the Warrants for, or converting the Notes into, shares of Common Stock if, as a result of such exercise or conversion, 3i, together with its affiliates and any persons acting as a group together with 3i or any of such affiliates, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise or conversion.

Consequently, 3i is the beneficial owner of 555,566 shares of Common Stock (the "Shares"). 3i has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.
Percent of class: 4.9 %
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 555,566.00

(B) 3i Management: 555,566.00

(C) Mr. Tarlow: 555,566.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 555,566.00

(B) 3i Management: 555,566.00

(C) Mr. Tarlow: 555,566.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 3i, LP: /s/ 3i, LP, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (05/13/2025)
- 3i Management LLC: /s/ 3i Management LLC, Maier Joshua Tarlow, Manager (05/13/2025)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (05/13/2025)
Comment: LIST OF EXHIBITS

Exhibit No. 1 - Joint Filing Agreement, dated September 26, 2024 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on September 26, 2024).